Exhibit 99.2 Public ASML reports € 3.0 billion sales at 43.7% gross margin in Q3 23 EUV orders reiterate customers’ manufacturing plans in Logic and Memory ASML 2019 Third-Quarter Results Veldhoven, the Netherlands October 16, 2019

Public Slide 2 October 16, 2019 Agenda • Investor key messages • Business summary • Outlook • Financial statements

Public Slide 3 October 16, 2019 Investor key messages

Public Investor key messages Slide 4 October 16, 2019 • Current macroeconomic environment creates end market volatility resulting in industry uncertainty. Memory customers continue to digest capacity additions in a weaker demand environment while Logic customers accelerate ramp of their new leading edge nodes each of them in different stages • Long term growth opportunity remains, driven by end markets growth enabled by major innovation in semiconductors • Shrink is a key industry driver supporting innovation and providing long term industry growth • Holistic Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, EUV and Application products are highly differentiated solutions that provide unique value drivers for our customers and ASML • EUV will enable continuation of Moore’s Law and will drive long term value for ASML well into the next decade • ASML modeled an annual revenue opportunity of € 13 billion in 2020 under a moderate market scenario and an annual revenue between € 15 – 24 billion through 2025 • We expect to continue to return significant amounts of cash to our shareholders through a combination of share buybacks and growing annualized dividends

Public Slide 5 October 16, 2019 Business summary

Public Q3 results summary Slide 6 October 16, 2019 • Net sales of € 2,987 million, net systems sales of € 2,326 million, Installed Base Management* sales of € 661 million • Gross margin of 43.7% • Operating margin of 23.0% • Net income as a percentage of net sales of 21.0% • Net bookings of € 5,111 million, including 23 EUV systems * Installed Base Management equals our service and field upgrades sales

Public Net system sales breakdown Slide 7 October 16, 2019 Q3’19 total sales € 2,326 million Q2’19 total sales € 1,851 million

Public Total net sales € million by End-use Slide 8 October 16, 2019 Installed Base Management Logic Memory As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers 2015 - 2017 presented above have not been adjusted to reflect these changes in accounting policy.

Public Litho systems bookings activity by End-use Slide 9 October 16, 2019 Lithography systems Q3’19 total value New Used € 5,111 million Units 78 3 Lithography systems New Used Q2’19 total value Units 50 11 € 2,828 million Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our Q3 2019 systems net bookings include 1 DUV system shipped in Q3 2019 to collaborative Research Center (Imec). This system is not recognized in revenue.

Public Capital return to shareholders Slide 10 October 16, 2019 • ASML will start to provide for dividend payments on a semi-annual basis • The interim dividend over 2019 will be € 1.05 per ordinary share and paid in November 2019 • € 154 million worth of shares has been repurchased in Q3 2019 • Through September 29, 2019, ASML has acquired 8.2 million shares for a total consideration of € 1.4 billion. ASML does not expect to purchase the full € 2.5 billion of shares within the 2018-2019 time frame • ASML will decide on a new share buyback program next year Interim dividend Dividend Share buyback interim 2010 YTD The dividend for a year is paid in the subsequent year, except interim Capital return is cumulative share buyback + dividend

Public Slide 11 October 16, 2019 Outlook

Public Q4 Outlook Slide 12 October 16, 2019 • Q4 2019 net sales of around € 3.9 billion, including ◦ 8 EUV systems with net system sales of around € 950 million ◦ Installed Base Management sales of around € 850 million • Gross margin between 48% and 49% • R&D costs of around € 500 million • SG&A costs of around € 135 million • Estimated annualized effective tax rate of around 7% for 2019

Public Slide 13 October 16, 2019 Financial statements

Public Consolidated statements of operations € million Slide 14 October 16, 2019 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Net sales 2,776 3,143 2,229 2,568 2,987 Gross profit 1,336 1,393 928 1,105 1,307 Gross margin % 48.1 44.3 41.6 43.0 43.7 R&D costs (397) (442) (473) (487) (493) SG&A costs (122) (135) (121) (123) (129) Income from operations 817 816 334 495 685 Operating income as a % of net sales 29.5 26.0 15.0 19.2 23.0 Net income 680 788 355 476 627 Net income as a % of net sales 24.5 25.1 15.9 18.5 21.0 Earnings per share (basic) € 1.60 1.87 0.84 1.13 1.49 Earnings per share (diluted) € 1.60 1.86 0.84 1.13 1.49 Lithography systems sold (units) 1 53 64 48 48 57 Net booking value 2 2,200 1,587 1,399 2,828 5,111 1 Lithography systems do not include metrology and inspection systems. 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated statements of cash flows € million Slide 15 October 16, 2019 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Cash and cash equivalents, beginning of period 2,326 2,203 3,121 2,253 1,661 Net cash provided by (used in) operating activities 487 1,646 (481) 100 69 Net cash provided by (used in) investing activities (239) (383) (342) 208 (7) Net cash provided by (used in) financing activities (366) (353) (48) (896) (142) Effect of changes in exchange rates on cash (4) 8 3 (4) 5 Net increase (decrease) in cash and cash equivalents (123) 918 (868) (592) (75) Cash and cash equivalents, end of period 2,203 3,121 2,253 1,661 1,586 Short-term investments 744 913 1,022 673 484 Cash and cash equivalents and short-term investments 2,948 4,034 3,275 2,335 2,070 Purchases of property, plant and equipment and intangible assets (134) (205) (234) (140) (197) Free cash flow 1 352 1,442 (714) (41) (128) 1 Free cash flow is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated balance sheets € million Slide 16 October 16, 2019 Assets Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Cash & cash equivalents and short-term investments 2,948 4,034 3,275 2,335 2,070 Net accounts receivable and finance receivables 2,794 2,384 2,523 2,664 3,274 Contract assets 117 96 104 190 288 Inventories, net 3,403 3,440 3,765 3,914 3,895 Other assets 1,557 1,579 1,637 1,771 1,767 Tax assets 303 316 654 647 649 Equity method investments 985 916 934 950 969 Goodwill 4,541 4,541 4,541 4,541 4,541 Other intangible assets 1,109 1,104 1,158 1,141 1,123 Property, plant and equipment 1,572 1,589 1,622 1,670 1,818 Right-of-use assets 129 138 148 211 305 Total assets 19,458 20,137 20,361 20,034 20,699 Liabilities and shareholders' equity Current liabilities 3,546 3,792 3,721 3,693 3,712 Non-current liabilities 4,758 4,704 4,674 4,796 4,916 Shareholders' equity 11,154 11,641 11,966 11,545 12,071 Total liabilities and shareholders' equity 19,458 20,137 20,361 20,034 20,699 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Forward looking statements Slide 17 October 16, 2019 This document contains statements that are forward-looking, including statements with respect to expected trends, outlook, bookings, financial results and effective tax rate, annual revenue opportunity in 2020 and through 2025 and growth opportunity, expected trends in end markets, products and segments, including memory and logic, expected industry and business environment trends, the expected continuation of Moore’s law and the expectation that EUV will continue to enable Moore’s law and drive long term value for ASML and statements with respect to plans regarding dividends and share buybacks, including the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing annualized dividends and the expected interim dividend and plan to pay any dividend on a semi-annual basis and intention to decide on a new share buyback program in 2020. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.